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[LOGO] Softech




June 14, 2005

Craig Wilson
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Room 4561
Washington, D.C. 20549

Re: SEC Letter Dated May 31, 2005 of Comments on SofTech, Inc. Filings between May 31, 2004 and April 12, 2005


Dear Mr. Wilson:

Thank you for your comments that resulted from the review of SofTech's filings with the Securities and Exchange Commission ("SEC") over the last year. Please find our responses to your inquiries below. These responses are keyed in such a manner to correspond to the Staff's questions.

Please note that our responses are in no way meant to be interpreted as confrontational or intransigent but instead to provide the Staff with our thinking on these matters. It is absolutely our intent to cooperate fully in resolving these matters to the Staff's satisfaction in a timely manner.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 24

1. The capitalized software balance sheet account is composed almost entirely of acquired technology from the acquisitions of the Advanced Manufacturing Technology division ("AMT") in 1997, Adra Systems, Inc. ("Adra") in 1998 and Workgroup Technology Corporation ("WTC") in 2002. Accordingly, such amounts were recorded as a part of our purchase price allocation in accordance with APB No 16 or SFAS No. 141, as applicable, rather than internal costs capitalized pursuant to Statement of Financial Accounting Standards ("SFAS") No.
86. The net balance of the capitalized software balance sheet account at May 31, 2004 related to each of these product lines is as follows (000's):

Adra Systems                                 $  3,978
AMT                                             1,691
Workgroup Technology Corporation                  751
                                             --------
Total                                        $  6,420

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As of our current fiscal year ended May 31, 2005, the total net balance related to the above technologies was $4.452 million.

Given that the capitalized software costs summarized above arose from the acquisitions, the Company has followed the impairment rules provided by SFAS No. 121 and SFAS No. 144, as applicable.

In classifying the amortization related to acquired technology and other intangible assets, we note the following guidance from SFAS 142, paragraph 42:
"The amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity".

In our judgment, the amortization of these intangible assets is properly classified as part of operating expenses. Such classification is consistent with our disclosure as to what is included in cost of products sold and cost of services provided. The inclusion of all of these non-cash costs on one line in the income statement also provides the reader with a clear understanding of the components of our costs and our operating performance. Lastly, it is our understanding that our classification of these costs is consistent with the classification of similar costs by other public companies in our market space.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CAPITALIZED SOFTWARE COSTS AND RESEARCH AND DEVELOPMENT, PAGE 30

2. You properly note that upon purchasing AMT in 1997 and Adra in 1998 we estimated the life of those technologies to be ten (10) years. Capitalized software costs related to those purchases were amortized on a straight-line basis over that estimated life. The straight-line method of amortization resulted in a greater amortization amount than the method of calculating the ratio of current gross revenues compared to current and anticipated future gross revenues.

Each of the AMT and Adra technologies are mature technologies that continue to be viable product offerings in their respective market niches. While it is quite true that the product revenues have declined for each of these offerings over the last eight years, the costs of marketing and supporting these technologies have also declined. As a result the cash flow from these technologies remains positive and relatively stable and supports the estimate of the assigned useful lives.

At each balance sheet date, we compare the unamortized capitalized intangible costs related to the product lines to the net realizable value in order to determine if any capitalized costs need to be written off. At each of May 31, 2004, August 31, 2004, November 30, 2004 and February 28, 2005 the net realizable value of these products exceeded the unamortized capitalized intangible costs therefore no additional charges were warranted in accordance with SFAS 144.

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The table below summarizes the pertinent information used in this evaluation for each of the periods noted for the AMT product line:

----------------------- --------------------- -------------------- --------------------- --------------------
                         FISCAL YEAR ENDED       QUARTER ENDED        QUARTER ENDED         QUARTER ENDED
(000's)                     MAY 31, 2004        AUGUST 31, 2004     NOVEMBER 30, 2004     FEBRUARY 28, 2005
----------------------- --------------------- -------------------- --------------------- --------------------
Product revenue                $ 334                 $ 88                  $ 86                 $ 119
----------------------- --------------------- -------------------- --------------------- --------------------
Service revenue                1,069                  245                   232                   234
                               -----                  ---                   ---                   ---
----------------------- --------------------- -------------------- --------------------- --------------------
Total revenue                  1,403                  333                   318                   353
----------------------- --------------------- -------------------- --------------------- --------------------

----------------------- --------------------- -------------------- --------------------- --------------------
Cost of sales                    196                   33                    32                    30
                                 ---                   --                    --                    --
----------------------- --------------------- -------------------- --------------------- --------------------
Gross margin                   1,207                  300                   286                   323
----------------------- --------------------- -------------------- --------------------- --------------------

----------------------- --------------------- -------------------- --------------------- --------------------
Operating expenses             1,135                  252                   252                   272
                               -----                  ---                   ---                   ---
----------------------- --------------------- -------------------- --------------------- --------------------

----------------------- --------------------- -------------------- --------------------- --------------------
Operating income                  72                   48                    34                    51
----------------------- --------------------- -------------------- --------------------- --------------------
Non-cash expenses                424                  111                   111                   111
                                 ---                  ---                   ---                   ---
----------------------- --------------------- -------------------- --------------------- --------------------
Cash flow                        496                  159                   145                   162
----------------------- --------------------- -------------------- --------------------- --------------------
Unamortized
capitalized software
costs                          1,691                1,585                 1,479                 1,373
----------------------- --------------------- -------------------- --------------------- --------------------
Net realizable value
over remaining
economic life *                2,721                2,602                 2,483                 2,364
----------------------- --------------------- -------------------- --------------------- --------------------

Note: * The net realizable value over the remaining economic life is equal to the future cash flow expected from this product line over its useful life

The Adra product line was expanded with an acquisition of a related product line in December 2002 called ProductCenter. ProductCenter, acquired in the WTC transaction, is a technology that allows for the control and sharing of engineering data created in design technologies like that of Adra.

While the revenue can be identified separately, the costs associated with selling and supporting the technologies are not as clearly distinguishable. For example, R&D resources are shared between the two product lines, and sales and marketing personnel and expenditures are aimed at the same audience for both technologies.

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The table below summarizes the pertinent information used in this evaluation for each of the periods noted for the Adra and ProductCenter technologies:

-------------------------- -------------------- -------------------- -------------------- -------------------
                                                                        QUARTER ENDED       QUARTER ENDED
                            FISCAL YEAR ENDED      QUARTER ENDED      NOVEMBER 30, 2004   FEBRUARY 28, 2005
(000's)                       MAY 31, 2004        AUGUST 31, 2004
-------------------------- -------------------- -------------------- -------------------- -------------------
Product revenue
-        Adra                   $ 1,308                $ 208                $ 326               $ 402
-        ProductCenter            1,417                  122                  275                 249
                                  -----                  ---                  ---                 ---
Subtotal                          2,725                  330                  601                 651
-------------------------- -------------------- -------------------- -------------------- -------------------
Service revenue
-        Adra                     4,137                  978                1,155                 925
-        ProductCenter            4,065                1,136                1,147               1,081
                                  -----                -----                -----               -----
Subtotal                          8,202                2,114                2,302               2,006
-------------------------- -------------------- -------------------- -------------------- -------------------
Total revenue
-        Adra                     5,445                1,186                1,481               1,327
-        ProductCenter            5,482                1,258                1,422               1,330
                                  -----                -----                -----               -----
Total revenue                    10,927                2,444                2,903               2,657
-------------------------- -------------------- -------------------- -------------------- -------------------

-------------------------- -------------------- -------------------- -------------------- -------------------
Cost of sales                     1,917                  365                  395                 430
                                  -----                  ---                  ---                 ---
-------------------------- -------------------- -------------------- -------------------- -------------------
Gross margin                      9,010                2,079                2,508               2,227
-------------------------- -------------------- -------------------- -------------------- -------------------

-------------------------- -------------------- -------------------- -------------------- -------------------
Operating expenses                9,322                2,188                2,268               2,308
                                  -----                -----                -----               -----
-------------------------- -------------------- -------------------- -------------------- -------------------

-------------------------- -------------------- -------------------- -------------------- -------------------
Operating income                   (312)                (109)                 240                 (81)
-------------------------- -------------------- -------------------- -------------------- -------------------
Non-cash expenses                 2,146                  521                  519                 514
                                  -----                  ---                  ---                 ---
-------------------------- -------------------- -------------------- -------------------- -------------------
Cash flow                         1,834                  412                  759                 433
-------------------------- -------------------- -------------------- -------------------- -------------------
Unamortized capitalized
software costs                    5,348                4,936                4,524               4,112
-------------------------- -------------------- -------------------- -------------------- -------------------
Net realizable value
over remaining economic
life *                           18,462               17,815               17,168              16,521
-------------------------- -------------------- -------------------- -------------------- -------------------

Note:
* The net realizable value over the remaining economic life is equal to the future cash flow expected from this product line over its useful life

It is clear from the above that the ten-year estimated economic life used for amortizing the software costs for the AMT and Adra technology purchases was a reasonable method based on the actual results over the seven-plus years we have owned those technologies and our estimates of ongoing cash flows over the remaining useful lives.

NOTE J. RELATED PARTY TRANSACTIONS, PAGE 38

3. It is our firm belief that the borrowing arrangement between the Company and Greenleaf Capital represents an arms length agreement between the parties and that the interest rate charged on those borrowings has always represented the market rate based on our credit profile.

The relationship with Greenleaf Capital extends back to 1996 when Mr. Johnston, Greenleaf's President and sole owner, became a Director of SofTech. In 1998, Greenleaf extended a $5.0 million debt facility that was subordinate to a $9 million loan from a third party bank. The interest rate on the $9.0 million loan from the third party bank and the Greenleaf subordinated debt was prime plus 2.25%. These funds were used to acquire Adra Systems.

In 1999, the Company defaulted on its $9 million bank debt and Greenleaf provided an additional debt facility that allowed the Company to avoid the collection and possible foreclosure process that was threatened. The interest rate established at the inception of this arrangement with Greenleaf was prime plus 3% reflecting the increased credit risk.

When the strategy pursued by the former CEO and VP of Sales between the time Greenleaf provided that additional debt facility and the end of fiscal 2001 was deemed a failure and resulted in a cash loss for fiscal 2001 of about $(3.1) million, Mr. Johnston and the Board of Directors took the necessary actions to replace the management team and embark on a very different strategic course. The reorganization that took place in June 2001 has resulted in four consecutive years of positive cash flow. During this period of time, the interest rate under the Greenleaf debt facilities has reflected our credit profile. At June 2001, the interest rate was 11.3%. This interest rate has steadily declined (9.75% at June 2002, 7.25% at June 2003 and 6.25% at June 2004) as the Company's financial performance and business outlook have improved.

Through all the financial turmoil and significant restructuring, the Company has never missed a debt payment to Greenleaf Capital. The debt agreement has been amended from time to time for a number of reasons including to adjust the interest rate to market rate as the Company's financial performance has improved, extend the term, provide additional funds for growth, etc. While Greenleaf has certainly increased its overall stake in the Company, a long and well-established financial relationship has been built on mutual trust and respect over a very long period of time.

The statement referred to by the Staff on page 38 of our Annual Report was not intended to convey a literal belief that the Company is incapable of refinancing this debt on these terms, rather the intent of this statement was to reinforce the previous sentence in that paragraph that the Company is very dependent on Greenleaf. The Company's relationship, and the underlying mutual fairness in the financing arrangement, is such that the Company has not recently sought to refinance this obligation, nor does it intend to do so. Likewise, we have no reason to believe that Greenleaf has made any attempt to exit this relationship for the purpose of earning a higher return elsewhere. It is this very solid relationship built on many years of timely payment and open and honest communication between the Company and Greenleaf Capital that would be extremely difficult to replicate in the near term.

The interest rate of 6.25% established in June 2004 was a negotiated interest rate at a premium to the prime rate of 4%. It is our belief that the 6.25% interest rate approximates the market rate for a Company our size with our history of performance especially over the last four years. The interest rate is higher by 25 and 75 basis points when compared to the interest rate two comparable companies in our market space are currently paying on their borrowings to unrelated third parties. While we are not privy to all of the information available to the lenders to these two companies, we believe that they represent a reasonable proxy vis-a-vis our responsibility to evaluate the rate we are being charged, as well as our accounting and disclosure obligations.

Based on all of the above, management concluded that the carrying value of the debt approximated fair value, and that the guidance set forth in APB No. 21 is not applicable.

FORM 8-K FILED AUGUST 31, 2004, OCTOBER 15, 2004, JANUARY 6, 2005 AND APRIL 12, 2005

As noted in the SEC's items numbered 4, 5 and 6 we use two non-GAAP measures of performance to describe our periodic performance when we issue our quarterly and annual press releases. It is our belief that these two non-GAAP measures are important for measuring financial performance and providing investors with information for measuring value.

4. The Company today generates almost all of its revenue from the acquisitions of AMT in 1997, Adra in 1998 and WTC in 2002. The intangible assets resulting from these acquisitions are by far the largest assets on the balance sheet. As of May 31, 2004, these intangible assets were approximately 80% of our total assets. Non-cash expenses accounted for about 18.3% of the Company's GAAP expenses and 21% of the revenue for the year ended May 31, 2004. It is our belief that few other public companies in the U.S. have balance sheets so weighted by intangible assets or income statements so heavily influenced by non-cash expenses. Certainly no public companies that we are aware of in our market niche have a profile anything like SofTech's.

This unique financial profile makes it more difficult for investors, customers, suppliers, employees, lenders and others to compare our periodic performance to other companies in our market space. This is especially true given our financial struggles between fiscal years 1999 and 2001 and the fact that we are a small cap company. An interested party is more likely to simply stop taking notice after reading that the Company incurred a GAAP loss while, in fact, the GAAP loss hides the greatly improved performance. This is exactly what happened in Q2 fiscal 2005 when we incurred a GAAP loss of about $(90,000). Our free cash flow of $536,000 was better than some historical quarterly periods when we recorded GAAP income but generated less free cash flow (see Q3 FY 1998 for example).

While we recognize the importance of reporting our results in accordance with GAAP, we believe that many of our financial statement users are more keenly focused on free cash flow and pro forma earnings as a measure of our performance. For the reasons stated above regarding the nature of the pro forma adjustments, we do not believe that there are material limitations associated with the use of this information.

Question 8 of the Frequently Asked Questions regarding the Use of Non-GAAP Financial Measures states that there is "no PER SE prohibition against removing a recurring item" when evaluating performance but puts the burden of demonstrating the usefulness of the measure on the company. Given the detailed tables and the easy reconciliation of these non-GAAP measures to comparable GAAP measures of performance, management believed the information highlighted in Question 8 was self evident in its press releases of financial results.

5. As detailed in the explanation above, we believe "free cash flow" as defined in our press release is a meaningful measure of performance. Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures specifically states that using such a term "would not ordinarily violate the prohibitions of Regulation S-K". Caution is advised given the fact that the term "free cash flow" does not have a uniform definition. We have attempted, within our press release, to clearly define this term so that there could be no confusion. Further, our reconciliation of a comparable GAAP defined term to Free Cash Flow is very clearly displayed. We do not believe there to be any material limitations with the use of this term "Free Cash Flow" and therefore none are identified. The specific limitation identified in Question 13 regarding debt service or other non-discretionary expenditures is not a material limitation in our circumstances in that we have always had borrowing capacity through our revolving line of credit that was far in excess of the annual debt service payments.

6. Footnote 12 to the Final Rule: Conditions for the Use of Non-GAAP Financial Measures effective March 28, 2003 reads as follows:

"Section 401(b) of the Sarbanes-Oxley Act directs the Commission to adopt rules concerning the public disclosure or release of "pro forma financial information" by a company filing reports under Section 13(a) [15 U.S.C. ss. 78m(a)] or 15(d) [15 U.S.C. ss. 780(d)]. Because the Commission's rules and regulations address the use of "pro forma financial information" in other contexts, particularly in Regulation S-X, and use that term differently from its use in the Sarbanes-Oxley Act, we are adopting the term "non-GAAP financial measures" to identify the types of information targeted by Section 401(b) of the Sarbanes-Oxley Act."

The reference within the body of the Final Rule states that Regulation G applies whenever a company publicly discloses or releases material information that includes a non-GAAP financial measure.

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It is our understanding from our reading of Regulation G that the requirements and the prohibitions of the Regulation (see Final Rule: Conditions for the Use of Non-GAAP Financial Measures effective March 28, 2003, Section II.A.3a. and b. and Section II. B.) require specific disclosures when non-GAAP measures are utilized including a reconciliation to a comparable GAAP measure. In addition, certain specific prohibitions are included in the Regulation.

We have again reviewed these prohibitions and do not see that the terms "free cash flows" and/or "pro forma net income" that we use in our press releases are either directly or indirectly prohibited.

I can be reached at (781)890-8373 or by e-mail at JMULLANEY@SOFTECH.COM if you require any additional information or would like to discuss further.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,

/s/Joseph P. Mullaney

Joseph P. Mullaney
President